GLENBROOK LIFE AND ANNUITY COMPANY
                               3100 SANDERS ROAD
                                   SUITE J5B
                           NORTHBROOK, ILLINOIS 60062

ANTHONY POOLE                                   Direct Dial:  847-402-5795
COUNSEL                                         Facsimile: 847-402-3781


                                                              February 12, 2001

BY EDGAR
--------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Glenbrook Life Multi-Manager Variable Account ("Registrant") Post-Effective Amendment No. 13 to Form N-4 Registration Statement File Nos. 333-00999 and 811-07541; CIK No. 001007285

Commissioners:

     Pursuant to Rule 477 under the Securities Act, we hereby request, on behalf of the Registrant, withdrawal of the above-mentioned post-effective amendment ("Amendment") filed with Commission on December 15, 2000.

     We are requesting withdrawal because Registrant subsequently filed, at the request of the Commission staff, the prospectus and statement of additional information contained in the Amendment, along with certain revisions, in an initial registration statement on Form N-4 on February 9, 2001 (File No. 333-55306) ("new Registration Statement"). Accordingly, Registrant does not intend to use the prospectus or statement of additional information contained in the Amendment in connection with the offering of the securities described therein.

     For the foregoing reasons, we submit that withdrawal of the Amendment would be consistent with the public interest and the protection of investors, and respectfully request that the Commission grants this request for withdrawal. We greatly appreciate the cooperation of the Commission staff in this matter.

                                                     Very truly yours,



                                                     Anthony Poole
                                                     Counsel

cc:      Zandra Y. Bailes
         Securities and Exchange Commission